Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST ANNOUNCES
FINAL MERGER CONSIDERATION ELECTION RESULTS

Calgary Alberta, Canada – December 30, 2008

On December 23, 2008, Precision Drilling Trust (“Precision”) announced the successful completion of its acquisition of Grey Wolf, Inc. (“Grey Wolf”) and the preliminary merger consideration election results.

Final tabulation of the merger consideration elections has now been completed, and the cash merger consideration elections substantially exceeded the amount of cash available for cash elections.  Accordingly, former Grey Wolf shareholders who properly chose to receive all-cash merger consideration will receive a prorated amount of cash consideration in the amount of US$5.39 and 0.1700 of a Precision trust unit for each share of Grey Wolf common stock, while Grey Wolf shareholders who chose to receive Precision trust units or did not make a timely and valid merger consideration election will receive 0.4225 of a Precision trust unit for each share of Grey Wolf common stock.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol “PDS”.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

For further information, please contact:

Doug Strong, Chief Financial Officer
Precision Drilling Corporation, Administrator of Precision Drilling Trust
(403) 716-4500
(403) 264-0251 (FAX)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website: www.precisiondrilling.com

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Oilfield Services Corporation
(713) 435-6100
(713) 435-6171 (FAX)

Suite 600, 10370 Richmond Avenue
Houston, Texas 77042-4136